June 14, 2007

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Applebee's International, Inc.
     Form 10-K for the year ended December 31, 2006
     File No. 000-17962


Dear Mr. Humphrey:

We have reviewed your letter dated June 1, 2007 with respect to the above-referenced report filed by Applebee's International, Inc. and have provided responses to the comments in your letter. For your convenience, the original comments have been reproduced in their entirety and are followed by our responses.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 36

1. We note from the balance sheet presentation in your current and previous filings that you have had negative working capital for at least the past four years. Please revise your disclosure to discuss your negative working capital position as a known trend. Although you have discussed the factors leading to a decrease in the working capital deficit (page 37), this disclosure should include the facts and circumstances in both your business and the industry that may lead to such a deficit. Refer to Item 303(a)(1) of Regulation S-K. Please also consider adding this measure to your Selected Financial Data as this section is meant to highlight certain significant trends in the registrant's financial condition and results of operations.

Response:

     We believe it is common for companies within the restaurant industry to operate with working capital deficits. We operate with substantial working capital deficits as we carry low levels of accounts receivable and most of our revenues are received in cash or credit cards at the time of the sale. Historically, we have used this cash to purchase property and equipment, repurchase our common stock and pay down long-term debt, all of which are non-current in nature. We have reviewed Item 303(a)(1) and in future filings we will include this additional disclosure as a known trend. In addition, we will add the working capital deficit to our Selected Financial Data.


Table of Contractual Obligations, page 38

2. We note from your disclosure in Note 2 - Summary of Significant Accounting Policies that you had outstanding checks creating a book overdraft in the amount of $13,430,000 that you have recorded as a liability at December 31, 2006. Please revise your table of contractual obligations to include such overdrafts, as the written check represents a contractual arrangement.

Response:

     We respectfully note your comment, however the book overdraft of $13,430,000 mentioned above was recorded in our consolidated balance sheet as of December 25, 2005, not December 31, 2006. A bank overdraft occurs when there is a negative balance in a bank account resulting from checks which have been presented and cleared in excess of available funds. A book overdraft occurs when there is a negative balance (as in this case) in our general ledger bank account resulting from checks written, but which have not cleared the bank account. We believe that if we had a bank overdraft, it would represent a contractual obligation as the bank has extended credit creating a financing activity. However, we believe a book overdraft is merely a financial statement presentation matter in our consolidated balance sheet. In our case, there is no contractual obligation between the bank and the company at the balance sheet date. Consequently, we do not believe it is appropriate to include the book overdraft in our contractual obligations table in future filings.


Financial Statements

Footnotes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. Please tell us in your response and revise your disclosure to indicate how you determine the likelihood of gift card redemption. If you generally recognize slippage income after a certain period of time, please disclose such period of time.

Response:

     We determine our gift card slippage income and the likelihood of gift card redemption based upon an analysis of our historical redemption experience using the homogenous pool method. We recognize slippage income over a two-year period beginning one year after the sale of the gift card. In fiscal 2006, our gift card slippage income was approximately $1,200,000. In future filings, we will incorporate additional disclosure regarding our policy for recognizing gift card slippage income, including when we begin recognizing the income.


Advertising Costs, page F-10

4. Please revise your disclosure here and throughout your filing to indicate ownership of the national marketing pool. Such disclosure should indicate whether you consolidate the pool in your financial statements and, if so, how contributions and expenditures of such pool are recorded in your financial statements.

Response:

     The  national  marketing  pool  is  not  organized  as a  separate  entity.
     Therefore,  there  is no  ownership  to  disclose.  The  contributions  and
     expenditures   of  the  national   marketing   pool  are  included  in  our
     consolidated   financial  statements,   as  described  below.  We  and  our
     franchisees contribute a percentage of restaurant sales to a national marketing pool. In accordance with SFAS 45, "Accounting for Franchise Fee Revenue," we act as an agent for our franchisees in relation to the national marketing pool and, therefore, no revenue or expense is recorded in our consolidated statement of earnings for the franchisee contribution to the pool. The company-owned restaurant contribution to this pool is expensed as a direct and occupancy cost in our consolidated statement of earnings. Contributions to the national marketing pool are recorded in accrued expenses and other current liabilities in our consolidated balance sheet. As we pay marketing invoices, the liability is relieved. In future filings, we will enhance our disclosure of our national marketing pool.

Note 10 - Goodwill and Other Intangible Assets, page F-24

5. We note your disclosure here and elsewhere in your filing that you engage a third party independent valuation firm to assist in the fair value determination of goodwill and other intangible assets. In future filings, please remove the reference to independent third party participation in your valuation process as such valuation should be management's assessment. In the alternative, you may name such independent third party and provide consent from such third party under Exhibit 23. Please note that, if you wish to incorporate these financial statements into any registration statement, you must amend these statements to name such third party and file a consent from the independent party. Refer to Item 601 of Regulation S-K.

Response:

     The transaction that contained the above referenced independent valuation was recorded in 1988 and the net book value of the franchise interest and rights related to this transaction was $199,000 as of December 31, 2006. In future filings, we will replace the reference to "independent valuation" with "management's assessment of the valuation." While we have engaged a consultant to assist in the valuation process, the final assessment has always been made by management and the consultant's input is only one of the factors considered. As a result, we believe no further action is necessary in order to continue to incorporate our annual report by reference in registration statements.


6. Please tell us and revise your disclosure to indicate the nature of the intangible assets not subject to amortization. Refer to paragraphs 44 (b) and 45 (b) of SFAS 142. If the entire balance relates to reacquired franchise rights, so state.

Response:

     Intangible assets not subject to amortization include a tradename acquired in 2004 of approximately $2,900,000 and reacquired franchise rights of approximately $490,000. In future filings, we will disclose the type and amount recorded for each intangible asset not subject to amortization as referenced in paragraphs 44(b) and 45(b) of SFAS 142.

7. Please explain to us why you have not considered Liquor Licenses to be a part of your intangible asset balance.

Response:

     Liquor licenses in certain jurisdictions are in limited supply and can be sold and transferred in an open and active market. We capitalize the costs of obtaining only these transferable liquor licenses in other assets in our consolidated balance sheet. We believe that these transferable restaurant assets are more analogous with the characteristics of assets which are required to operate a restaurant rather than corporate intangibles. We believe based upon our research that the presentation of capitalized liquor licenses in other assets in the consolidated balance sheet is common in our industry.


Note 18 - Commitments and Contingencies

Lease Guarantees and Contingencies, page F-30

8. Please tell us in your response and revise your disclosure to indicate why you have not recorded a liability related to your contingent lease liabilities as of December 31, 2006 and 2005.

Response:

     In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. The effective date and transition guidance provided in paragraph 20 of FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires prospective application for guarantees issued or modified after December 15, 2002. The sale of virtually all of the restaurants involving such lease contingencies occurred prior to the effective date of FIN 45 and, therefore, we were not required to record a liability for these guarantees following the prospective application guidance. The fair value of the few remaining lease guarantees entered into after the adoption date of FIN 45 are immaterial to our consolidated financial statements. We have complied with the disclosure requirements of FIN 45.

     In future filings, we will revise our disclosure to indicate why we have not recorded a liability for these contingent lease liabilities as discussed above.


Franchise Guarantees, page F-31

9. We note your disclosure here that a total of $65.8 million is outstanding under the $250 million franchise development program funded by a third party for whom you guarantee certain loans, and that you have fair-valued your guarantee at $130,000. Please tell us and revise your disclosure to indicate the portion of the $65.8 million loan balance outstanding to franchisees from whom you have not yet been released of your guarantee.

Response:

     The amount of $65.8 million outstanding under the $250 million franchise development program is the total amount outstanding for which we provide a limited guarantee of 10%. As of December 31, 2006, we had not been released from any guarantees for any of the amount outstanding. In future filings, we will disclose that the amount outstanding is net of amounts released from our guarantee.


In providing our responses to your comments, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at (913) 967-4197 if you have any questions.

Sincerely,

APPLEBEE'S INTERNATIONAL, INC.

/s/ Steven K. Lumpkin

Steven K. Lumpkin
Executive Vice President and
Chief Financial and Strategy Officer